SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ASSIGNED INVESTMENT GRADE RATING BY S&P

Evaluation by Standard & Poor's cites the company's stronger business and liquidity

The risk-rating agency Standard & Poor's has just upgraded Braskem's rating from “BB+” to “BBB-”, effectively assigning the company an investment grade rating. It also upgraded Braskem's ratings on Brazil's National Scale from "brAA+” to “brAAA”.  The outlook remained stable.

According to the agency, the upgrade reflects Braskem’s stronger cash flow and liquidity, the merger with Quattor and the faster-than-expected capture of synergies, as well as the improvements on the operational and financial results.

According to analysts at S&P, the debt reduction presented in the 2010 results should continue this year and over the coming years, as also should its cash flow growth. The agency classified Braskem's liquidity as strong, highlighting that its projections call for the company efficiently managing its capital, which should lead to lower financing requirements in the medium term.

By classifying its outlook for Braskem as stable, S&P affirmed its belief that the company will continue to improve its operating results and that the capture of synergies and the favorable market conditions will allow Braskem to expand its revenue and cash flow.

According to Marcela Drehmer, Braskem’s Chief Financial and Investor Relations Officer, "reaching investment grade is a major achievement and the result of the efforts made by the entire Company, the improvements in results, the optimization of debt and the permanent commitment to growth without neglecting financial discipline."

For further information, please contact Braskem’s Investor Relations Department by dialing (+55 11) 3576-9531 or e-mailing to braskem-ri@braskem.com.br.

São Paulo, March 30, 2011

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.